UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CHELSEA THERAPEUTICS INTERNATIONAL, LTD.

(Name of Subject Company (Issuer))

CHARLIE ACQUISITION CORP.

(Offeror)
A Wholly-Owned Indirect Subsidiary of

H. LUNDBECK A/S

(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

163428105

(CUSIP Number of Class of Securities)

Mette Carlstedt
Group Senior Vice President — Corporate Legal & General Counsel
H. Lundbeck A/S
Ottiliavej 9
DK-2500 Valby
Denmark
+ 45 36 30 13 11

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Faiza J. Saeed, Esq.
Ting S. Chen, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$687,152,412.50	$88,505.23

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $7.94 (which is the sum of (A) the closing cash consideration of $6.44 per share and (B) $1.50 per share, which is the maximum amount payable with respect to the contingent value rights) by (y) 86,543,125 (which is the sum of (A) 78,935,852, the number of shares of common stock issued and outstanding, plus (B) 7,607,273, the number of shares of common stock issuable pursuant to outstanding stock options). The foregoing figures have been provided by Chelsea and are accurate as of May 21, 2014, the most recent practicable date.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by: (i) Charlie Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of H. Lundbeck A/S, a Danish corporation (“Lundbeck”), and (ii) Lundbeck. This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock of Chelsea Therapeutics International, Ltd., a Delaware corporation (“Chelsea”), par value $0.0001 per share (the “Shares”), for (a) $6.44 per Share, net to the seller in cash, without interest, plus (b) one non-transferable contingent value right per Share, which represents the contractual right to receive a cash payment of up to $1.50 per Share upon the achievement of certain sales milestones, in each case subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 23, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Chelsea Therapeutics International, Ltd., a Delaware corporation. Chelsea’s principal executive office is located at 3530 Toringdon Way, Suite 200, Charlotte, NC 28277. Chelsea’s telephone number at such address is (704) 341-1516.

(b) This Schedule TO relates to all outstanding Shares. Chelsea has advised Lundbeck that, as of May 21, 2014, 78,935,852 Shares were issued and outstanding and 7,607,273 shares were issuable pursuant to outstanding stock options. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) – (c) This Schedule TO is filed by Lundbeck and Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Lundbeck and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Lundbeck and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Chelsea,” “The Transaction Agreements” and “Purpose of the Offer; Plans for Chelsea” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Transaction Agreements,” “Purpose of the Offer; Plans for Chelsea,” “Certain Effects of the Offer” and “Dividends and Distributions” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Lundbeck and Purchaser,” “Purpose of the Offer; Plans for Chelsea” and “The Transaction Agreements” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Lundbeck and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Chelsea,” “Purpose of the Offer; Plans for Chelsea” and “The Transaction Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Chelsea,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer,” “The Transaction Agreements” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated May 23, 2014.*
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Summary Newspaper Advertisement as published in The New York Times on May 23, 2014.*
(a)(5)(A)	Joint Press Release issued by H. Lundbeck A/S and Chelsea Therapeutics International, Ltd. on May 8, 2014, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by H. Lundbeck A/S on May 8, 2014.
(a)(5)(B)	Announcement, dated May 8, 2014, incorporated herein by reference to Exhibit 99.2 of the Schedule TO-C filed by H. Lundbeck A/S on May 8, 2014.

Exhibit	Exhibit Name
(a)(5)(C)	Presentation Slides issued by H. Lundbeck A/S on May 8, 2014, incorporated herein by reference to Exhibit 99.3 of the Schedule TO-C filed by H. Lundbeck A/S on May 8, 2014.
(a)(5)(D)	Transcript of H. Lundbeck A/S Teleconference on May 8, 2014, incorporated herein by reference to Exhibit 99.4 of the Schedule TO-C filed by H. Lundbeck A/S on May 8, 2014.
(a)(5)(E)	Press Release issued by H. Lundbeck A/S on May 23, 2014.*
(d)(1)	Agreement and Plan of Merger dated as of May 7, 2014, by and among H. Lundbeck A/S, Charlie Acquisition Corp. and Chelsea Therapeutics International, Ltd., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Chelsea Therapeutics International, Ltd. on May 8, 2014.
(d)(2)	Form of Contingent Value Rights Agreement, by and between H. Lundbeck A/S and Rights Agent, incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Chelsea Therapeutics International, Ltd. on May 8, 2014.
(d)(3)	Letter agreement regarding confidentiality, dated as of April 12, 2013, between H. Lundbeck A/S and Chelsea Therapeutics International, Ltd.*
(g)	Not applicable.
(h)	Not applicable.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2014

H. LUNDBECK A/S

By	/s/ Ulf Wiinberg Name: Ulf Wiinberg Title: Chief Executive Officer

CHARLIE ACQUISITION CORP.

By	/s/ Staffan Schüberg Name: Staffan Schüberg Title: President

Exhibit Index

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated May 23, 2014.*
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Summary Newspaper Advertisement as published in The New York Times on May 23, 2014.*
(a)(5)(A)	Joint Press Release issued by H. Lundbeck A/S and Chelsea Therapeutics International, Ltd. on May 8, 2014, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by H. Lundbeck A/S on May 8, 2014.
(a)(5)(B)	Announcement, dated May 8, 2014, incorporated herein by reference to Exhibit 99.2 of the Schedule TO-C filed by H. Lundbeck A/S on May 8, 2014.
(a)(5)(C)	Presentation Slides issued by H. Lundbeck A/S on May 8, 2014, incorporated herein by reference to Exhibit 99.3 of the Schedule TO-C filed by H. Lundbeck A/S on May 8, 2014.
(a)(5)(D)	Transcript of H. Lundbeck A/S Teleconference on May 8, 2014, incorporated herein by reference to Exhibit 99.4 of the Schedule TO-C filed by H. Lundbeck A/S on May 8, 2014.
(a)(5)(E)	Press Release issued by H. Lundbeck A/S on May 23, 2014.*
(d)(1)	Agreement and Plan of Merger dated as of May 7, 2014, by and among H. Lundbeck A/S, Charlie Acquisition Corp. and Chelsea Therapeutics International, Ltd., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Chelsea Therapeutics International, Ltd. on May 8, 2014.
(d)(2)	Form of Contingent Value Rights Agreement, by and between H. Lundbeck A/S and Rights Agent, incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Chelsea Therapeutics International, Ltd. on May 8, 2014.
(d)(3)	Letter agreement regarding confidentiality, dated as of April 12, 2013, between H. Lundbeck A/S and Chelsea Therapeutics International, Ltd.*
(g)	Not applicable.
(h)	Not applicable.

*	Filed herewith.